Exhibit 99.1

China Lending Corporation Receives Nasdaq Notification of Non-Compliance with Listing Rules 5620(a) and 5810(c)(2)(G)

Beijing & Urumqi, Jan. 8, 2018 /PRNewswire/ – China Lending Corporation (“China Lending” or the “Company”) (Nasdaq: CLDC), a non-bank direct lending corporation servicing micro, small and medium sized enterprises (MSME), currently underserved by commercial banks in China, today announced that on January 3, 2019 the Company received a notification letter from the Nasdaq Stock Market (“Nasdaq”) stating that, because the Company has not yet held an annual meeting of shareholders within twelve months of the Company’s fiscal year ended December 31, 2017, the Company is no longer in compliance with Nasdaq Listing Rules 5620(a) and 5810(c)(2)(G). The Nasdaq notification letter has no immediate effect on the listing of the Company’s shares.

Nasdaq Listing Rule 5620(a) requires listed companies to hold an annual meeting of shareholders no later than one year after the end of its fiscal year. Under Nasdaq Listing Rule 5810(c)(2)(G), the Company has until February 19, 2019, which is 45 calendar days from the date of the notification letter to submit Nasdaq a plan to regain compliance with the Nasdaq Listing Rules (the “Compliance Plan”). The Company intends to submit the Compliance Plan as soon as practicable. If Nasdaq accepts the Compliance Plan, then Nasdaq may grant an exception of up to 180 calendar days from the fiscal year end, or until July 2, 2019 to regain compliance. If Nasdaq does not accept the Company’s plan, then the Company will have the opportunity to appeal that decision to a Nasdaq hearings panel.

The Company intends to resolve the deficiency and regain compliance with the Nasdaq Listing Rules.

About China Lending Corporation

Founded in 2009, China Lending is a non-bank direct lending corporation and provides services to micro, small and medium sized enterprises, farmers, and individuals, who are currently underserved by commercial banks in China. Headquartered in Urumqi, the capital of Xinjiang Autonomous Region, with a registered capital of $94.7 million (RMB 600 million) as of June 30, 2018 China Lending is one of the largest direct lending companies in the region in terms of registered capital. For more information, please visit: www.chinalending.com.

Forward-Looking Statements

This press release may include forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that China Lending expects or anticipates will or may occur in the future are forward-looking statements and are identified with, but not limited to, words such as “may,” “believe” and “expect.” These statements are based on certain assumptions and analyses made by China Lending in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. Actual results may differ materially from those expressed herein due to many factors such as, but not limited to, (1) the ability to maintain the listing of the Company’s securities on the NASDAQ Capital Market; (2) the outcome of any legal proceedings that may be instituted against the Company; (3) changes in applicable laws or regulations; (4) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; and (5) other risks and uncertainties indicated from time to time in the Annual Report and other filings with the SEC, available at www.sec.gov.

These forward-looking statements are based on information available as of the date of this press release and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date and the Company undertakes no obligation to update any forward-looking statements contained herein to reflect events or circumstances which arise after the date of this press release, whether as a result of new information, future events or otherwise, except as may be required under applicable securities law.

For investors and media inquiries please contact:

At the Company:
Katrina Wu
Email: wuxiaoqing@chinalending.com
Phone: +86-991-316-9617

Investor Relations:
Tony Tian, CFA
Email: ttian@weitianco.com
Phone: +1-732-910-9692